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MAR 08 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52928

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 9 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDCHIP SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

208 SUMMITRAIL LANE
(No and Street)

DAWSONVILLE (City) GA (State) 30534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY MOODY (770) 410-1043
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name)*

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

BB 4/1

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY MOODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDCHIP SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLY L. McMAHAN
NOTARY PUBLIC - GEORGIA
FULTON COUNTY
MY COMMISSION EXPIRES 07/30/201-

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule I5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control Structure.

****For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2008 and 2007

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 and 2007

CONTENTS

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
RedChip Securities, Inc.
Dawsonville, Georgia

We have audited the accompanying statements of financial position of RedChip Securities, Inc. (formerly MidSouth Capital Markets Groups, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RedChip Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 to the accompanying financial statements, in 2008 the sole stockholder of MidSouth Capital Markets Group, Inc. ("MidSouth") formed RedChip Securities, Inc. ("RedChip") and reorganized the companies in a tax-free statutory merger with RedChip as the surviving corporation. This reorganization resulted in no retrospective effects on the accompanying 2007 financial statements which had been reported by MidSouth.

Our 2008 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2008 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2009

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,696	$ 32,325
Accounts receivable	-0-	888
Income taxes receivable	2,251	-0-
Deferred tax asset	2,342	883
Other current assets	2,300	-0-
Total current assets	20,589	34,096
Property and equipment:		
Vehicle	22,000	22,000
Equipment	228	-0-
Less: accumulated depreciation	(5,512)	(1,100)
	16,716	20,900
Other non-current assets:		
Amortizable intangible asset, net of accumulated amortization	12,577	17,902
Deferred tax asset	941	736
	13,518	18,638
	$ 50,823	$ 73,634
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 3,394	$ 2,646
Accrued expenses	3,665	6,084
Income taxes payable	-0-	2,579
Total current liabilities	7,059	11,309
Stockholder's equity:		
Preferred stock; $0.001 par value; 25,000,000 shares authorized at December 31, 2008; -0- shares issued and outstanding at December 31, 2008	-0-	-0-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding at December 31, 2008 and 2007	43	43
Additional paid-in capital	65,574	65,574
Accumulated deficit	(21,853)	(3,292)
Total stockholder's equity	43,764	62,325
	$ 50,823	$ 73,634

See notes to financial statements and auditors' report.

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2008	Years Ended December 31, 2007
Revenues:		
Commissions and consulting fees	$ 565,528	$ 406,096
Interest income	70	211
Miscellaneous income	-0-	36,318
Total revenues	565,598	442,625
Expenses:		
Commissions	379,080	335,572
Professional fees	32,779	26,387
Employee benefits	34,597	8,719
Salaries and wages	75,714	37,899
Employment taxes	6,078	3,185
Occupancy costs and office expense	21,782	2,503
Communications	3,430	1,370
Regulatory fees and expenses	3,290	6,736
Depreciation and amortization	9,737	6,591
Travel and entertainment	20,388	8,438
Other operating expenses	1,226	1,397
Interest expense	75	-0-
Total expenses	588,176	438,797
Net income (loss) before income taxes	(22,578)	3,828
Income taxes:		
Current tax benefit (expense)	2,353	(2,579)
Deferred tax benefit	1,664	1,619
Income tax benefit (expense)	4,017	(960)
NET (LOSS) INCOME	$ (18,561)	$ 2,868

See notes to financial statements and auditors' report.

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, January 1, 2007	91	$ 91	$ 95,909	$ (6,160)	$ 89,840
Stock redemption	(48)	(48)	(50,335)		(50,383)
Capital contribution			20,000		20,000
Net income				2,868	2,868
Balances, December 31, 2007	43	43	65,574	(3,292)	62,325
Net loss				(18,561)	(18,561)
Balances, December 31, 2008	43	$ 43	$ 65,574	$ (21,853)	$ 43,764

See notes to financial statements and auditors' report.

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2008 and 2007

Subordinated borrowings at January 1, 2007	$ -0-
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment on subordinated notes	-0-
Subordinated liabilities at December 31, 2007	-0-
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment on subordinated notes	-0-
Subordinated liabilities at December 31, 2008	$ -0-

See notes to financial statements and auditors' report.

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2008	2007
Operating activities:		
Net (loss) income	$ (18,561)	$ 2,868
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:		
Depreciation and amortization expense	9,737	6,591
Changes in operating assets and liabilities:		
Accounts receivable	888	(888)
Income taxes receivable	(2,251)	-0-
Deferred tax asset	(1,664)	(1,619)
Other current assets	(2,300)	785
Accounts payable and accrued expenses	(1,671)	8,730
Income taxes payable	(2,579)	2,579
Net cash (used) provided by operating activities	(18,401)	19,046
Investing activities:		
Purchase of property and equipment	(228)	(22,000)
Cash acquired in purchase of company	-0-	3,012
Net cash used by investing activities	(228)	(18,988)
Financing activities:		
Stock redemption	-0-	(50,383)
Capital contribution	-0-	20,000
Net cash used by financing activities	-0-	(30,383)
Net change in cash and cash equivalents	(18,629)	(30,325)
Cash and cash equivalents, beginning of year	32,325	62,650
Cash and cash equivalents, end of year	$ 13,696	$ 32,325
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 75	$ -0-
Income taxes	$ 2,579	$ -0-

See notes to financial statements and auditors' report.

1. Description of Business

RedChip Securities, Inc. (the "Company" or "RedChip") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area which incorporated on June 10, 2008. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and finance consulting services with companies throughout the U.S. The Company previously operated as MidSouth Capital Markets Group, Inc. ("MidSouth"). Effective July 15, 2008, MidSouth was merged into RedChip (see Note 3).

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time investment banking and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which is five years.

Amortizable Intangible Asset
Intangible assets are recorded at cost. Amortization is provided on a straight-line basis over the estimated useful of the assets, which is five years. The recorded intangible asset is attributable to the value assigned to the Company's existing broker-dealer registrations at the time it was purchased in 2006 by a new owner. Management believes no impairment of the carrying value of this asset exists so long as the Company continues as a registered broker-dealer. The cost basis of the intangible asset is $27,455 at December 31, 2008 and 2007. Accumulated amortization is $14,878 and $9,553 at December 31, 2008 and 2007.

Income Taxes
The Company accounts for income taxation effects as set forth in Statement on Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"* and related pronouncements. Under SFAS 109, deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises."* FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation ("FIN") No.48, *"Accounting for Uncertainty in Income Taxes"*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of SFAS 5, *"Accounting for Contingencies"*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

3. Corporate Reorganization

Effective July 15, 2008, MidSouth, the predecessor corporation to RedChip, was reorganized into RedChip in a tax-free statutory merger under Section 368 of the Internal Revenue Code, Under the merger agreement, each outstanding common share of MidSouth was exchanged for one outstanding common share of RedChip, and all remaining outstanding RedChip common shares were cancelled. Due to the common control and ownership of both companies, the Company accounted for the transaction as an exchange of shares in accordance with SFAS No. 141(R) *"Business Combinations"*, and not as a purchase. Under SFAS 141, an exchange of shares between entities under common control is accounted for by the receiving entity (RedChip) recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity (MidSouth), and not at fair value in the case where the purchase method of accounting applies. As required by SFAS 141, the accompanying financial statements are presented as if the transfer had occurred at the beginning of all periods presented during which the entities were under common control. As RedChip was not formed until 2008 and at the time of the merger was a non-operating company with no assets or liabilities, the reorganization resulted in no retrospective effects on the accompanying 2007 financial statements from that previously reported by MidSouth.

4. Stockholder's Equity

Stock Redemption
During the year ended December 31, 2007, the Company redeemed and canceled 48 outstanding common shares from the stockholder for $50,383 in cash.

Capital Contribution
During the year ended December 31, 2007, the stockholder contributed $20,000 in cash to the Company. No additional common shares were issued at a result of this capital contribution.

5. Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. The temporary difference giving rise to the deferred income tax asset at December 31, 2008 consists primarily of differences in tax bases of assets and liabilities due to the Company being on the cash basis for tax purposes and accrual basis for financial reporting purposes. Management believes no valuation allowance is required for recorded deferred tax assets at December 31, 2008.

6. Contingencies and Commitments

Contingencies
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2008 requiring contingent loss recognition.

Operating Leases
The Company pays rent for its primary office space to an officer under a month-to-month arrangement. Total rent paid to this officer is $9,414 and $1,600 for the years ended December 31, 2008 and 2007. In addition, the Company has a short-term lease agreement for an ancillary office expiring in 2009. Total rent expense for all operating leases was $20,214 and $1,600 for the years ended December 31, 2008 and 2007.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2008, the Company has net allowable capital of $6,637, which was $1,637 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is1.06 to 1 as of December 31, 2008. Accounts receivable, property and equipment, deferred tax assets and intangible assets reflected in the accompanying 2008 financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	43,764
Deduct member's equity not allowable for net capital		-0-
Total member's equity qualified for net capital		43,764
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other (deductions) or allowable credits		-0-
Total capital and allowable subordinated liabilities		43,764
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		-0-
Deferred tax asset		3,283
Property and equipment, net		16,716
Other assets		17,128
Secured demand note deficiency		-0-
Commodity futures contracts and spot commodities/propriety capital charges		-0-
Other deductions and/or charges		-0-
Other additions and/or credits		-0-
Net capital before haircuts on securities positions (tentative net capital)		6,637
Haircuts on securities:		
Contractual securities commitments		-0-
Subordinated securities borrowings		-0-
Trading and investment securities:		
Exempted securities		-0-
Debt securities		-0-
Options		-0-
Other securities		-0-
Undue concentrations		-0-
Other		-0-
Net capital	$	6,637
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	471
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	1,637
Excess net capital at 1000%	$	5,931

(Continued)

REDCHIP SECURITIES, INC.
(formerly MidSouth Capital Markets Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	7,059
Add:		
Drafts for immediate credit		-0-
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	7,059
Ratio: Aggregate indebtedness to net capital		1.06 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	8,504
Net audit adjustments – unrecorded accounts payable		(1,867)
Net capital per above	$	6,637

See notes to financial statements and auditors' report.

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
RedChip Securities, Inc.
Dawsonville, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of RedChip Securities, Inc. (formerly MidSouth Capital Markets Group, Inc.), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2009